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May 7, 2007		Writer’s Direct Contact 415.268.6966 AThorpe@mofo.com

Jennifer Hardy, Esq.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, DC 20549

Re:	JMP Group Inc.

Amendment No. 2 to Registration Statement on Form S-1 filed April 19, 2007

File No. 333-140689

Dear Ms. Hardy:

We enclose herewith, on behalf of JMP Group Inc. (the “Company”), clean and marked copies of Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”), together with responses to the comments raised by the Staff in its comment letter dated May 1, 2007. Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

JMP Group LLC Consolidated Financial Statements for the Fiscal Year Ended December 31, 2006

2.        Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

1.	We note that you intend to disclose that you recognize revenue for all of your research-related activities when you invoice the customer. Please revise your policy disclosure to clarify when in the process you invoice the customer. In this regard, it should be clear that your policy complies with the requirements in SAB 104.

Jennifer Hardy, Esq. May 7, 2007 Page 2 of 2

In response to the Staff’s comment, the Company has amended the disclosure on page F-9 of Amendment No. 3 to clarify that revenue is recorded and an invoice is sent after the requirements in SAB 104 are satisfied.

5.        Securities and Other Investments, page F-15

2.	Please disclose the amount of your share of the earnings (losses) of the investment partnerships included in principal transactions for each period presented.

In response to the Staff’s comment, the Company has added the requested disclosure on page F-9 of Amendment No. 3.

**********************************************

We appreciate your time and attention to this amendment, as well as to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 415-268-6966 or Bruce Alan Mann at 415-268-7584.

Sincerely,

/s/ Andrew D. Thorpe, Esq.

Enclosures

cc:	Thomas B. Kilian, (JMP Group Inc.)

Janet L. Tarkoff, Esq. (JMP Group Inc.)

Bruce A. Mann, Esq. (Morrison & Foerster)

Peter T. Healy, Esq. (O’Melveny & Myers LLP)

Eric C. Sibbitt, Esq. (O’Melveny & Myers LLP)

Brigitte Lippmann, Esq. (Securities and Exchange Commission)